October 16, 2018
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Matthew Derby, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Amanda Kim, Staff Accountant

Re:	SolarWinds Corporation
Registration Statement on Form S-1 (File No. 333-227479)
Acceleration Request
Requested Date: October 18, 2018
Requested Time: 4:00 P.M. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, SolarWinds Corporation (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-227479) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Registrant or its counsel may orally request (the “Registration Statement Acceleration Request”) via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). The Registrant hereby authorizes John J. Gilluly, III of DLA Piper LLP (US), counsel for the Registrant, to make such request on the Registrant’s behalf.
In connection with the acceleration request, the Registrant hereby acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to John J. Gilluly, III of DLA Piper LLP (US) at 512-457-7090. Please also provide a copy of the Commission’s order declaring the Registration Statement effective to John J. Gilluly, III via facsimile at 512-457-7001. Thank you for your assistance.

Very truly yours,

/s/ Kevin B. Thompson
Kevin B. Thompson
President and Chief Executive Officer

Cc:	Jason W. Bliss (SolarWinds Corporation)
Amanda Borichevsky (SolarWinds Corporation)
John J. Gilluly, III (DLA Piper LLP (US))
Alan F. Denenberg (Davis Polk & Wardwell LLP)